Exhibit 99.1

VIQ Creates Strategic Partnership with LegalCraft to Expand Collective Technology and Service Offerings in Global Markets

PHOENIX, ARIZONA, February 1, 2022 - VIQ Solutions Inc. (“VIQ”, “VIQ Solutions” or the “Company”) (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announced a strategic partnership with LegalCraft to create an integrated solution, using the Lexel platform, to optimize legal case analysis, trial preparation and real-time transcription to assist legal professionals globally.

VIQ adds Lexel to its worldwide service portfolio and is the first LegalCraft strategic partner offering Lexel's robust collaboration and case management platform in the United States. VIQ customers can securely store and share audio, video and transcription files generated from the Company’s CapturePro™ and NetScribe™ platforms and other external sources. Lexel users can review transcripts with simultaneous playback of audio and video files, collaborate with colleagues through secure messaging, remote presentations, and by annotating and tagging their files. Lexel’s collaboration features offers VIQ customers a simple, more efficient method of organizing cases and preparing for trial.

“We are excited to partner with LegalCraft and to offer Lexel to empower legal professionals worldwide with highly efficient and effective litigation support software and evidence management solutions,” said Elizabeth Vanneste, Executive Vice President of Product and Strategy, VIQ Solutions. “We look forward to offering enhanced solutions as we integrate the Lexel platform into our VIQ product family.”

“We are excited about the possibilities this partnership offers to the industry. It enables us to create a wider impact across the globe.” said Surya Madiraju, CEO, LegalCraft Solutions]. “Our partnership with VIQ is strategic in nature and opens many doors for both companies to prosper. We look forward to mutual success.”

For additional information:

Media Contact:	Investor Relations Contact:

Laura Haggard	Laura Kiernan

Chief Marketing Officer	High Touch Investor Relations

VIQ Solutions	Ph. 1-914-598-7733

Email: marketing@viqsolutions.com	Email: viq@htir.net

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

About LegalCraft

LegalCraft is a software development firm founded in 2005 and a long-standing innovator in the legal technology industry. The company offers a wide range of products and services designed to empower legal professionals worldwide with highly efficient and effective litigation support software and evidence management solutions. Lexel, LegalCraft’s flagship product, is a case analysis and trial preparation platform that has been helping legal professionals across the world.

Forward-looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook and include statements relating to the benefits of the strategic partnership with LegalCraft.

Forward-looking statements or information is based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the Company’s recent initiatives, and that sales and prospects may provide incremental value for shareholders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this news release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s base shelf prospectus dated June 10, 2021 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this news release are made as of the date of this news release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.